UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number 001-00566

GREIF, INC.

(Exact name of registrant as specified in its charter)

Delaware	31-4388903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

425 Winter Road, Delaware, Ohio	43015
(Address of principal executive offices)	(Zip Code)

Dennis Hoffman             (740) 549-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – CONFLICT MINERALS DISCLOSURE

Greif, Inc. (the “Company,” “Greif,” “we” or “our”) evaluated its current product lines as required by Rule 13p-1 under the Securities Exchange Act of 1934, and our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of our Conflict Minerals Report may also be found publicly on our internet website at: www.greif.com/Suppliers.

Item 1.01: Conflict Minerals Disclosure and Report

Greif is a leading global producer of industrial packaging products and services and of flexible intermediate bulk containers with manufacturing facilities located in over 50 countries. We also produce containerboard and corrugated products for markets in North America and sell timber to third parties from our timberland in the southeastern United States that we manage to maximize long-term value.

Certain of the Company’s operations manufacture products in which tin, tantalum, tungsten and/or gold may be necessary to the functionality or production of those products.

Conflict Minerals Disclosure

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) can be found publicly on our internet website under the Suppliers section at: http://www.greif.com.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2016	By:	/s/ Peter G. Watson
Peter G. Watson Chief Executive Officer

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